Filed pursuant to Rule 424(b)(3)
                                     Registration Statement File No.:  333-67625


        PROSPECTUS



                             494,441 SHARES

                           V-ONE CORPORATION

                              COMMON STOCK




               The 494,441 shares of common stock of V-ONE Corporation offered through this prospectus will be sold by the shareholders listed on page 11 of this prospectus. The selling shareholders own their shares either directly or indirectly in the form of warrants to purchase shares of common stock. In some instances, the shares offered pursuant to this prospectus may be sold by the pledgees, donees or transferees of or other successors in interest to the selling shareholders. None of the proceeds from this offering will be received by V-ONE.

               The sale of shares offered through this prospectus may be effected by the selling shareholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions or in a combination of such methods of sale. The shares may be sold at fixed prices that may change, at prices prevailing at the time of sale, at prices relating to such prevailing prices or at negotiated prices.

               V-ONE's common stock is currently listed on the Nasdaq National Market under the trading symbol "VONE."

               V-ONE's principal executive offices are located at 20250 Century Boulevard, Suite 300, Germantown, Maryland 20874. V-ONE's telephone number is (301) 515-5200.

               POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                             APRIL 16, 1999

                                      V-ONE

        V-ONE develops, markets, and licenses a comprehensive suite of network security products that enables organizations to conduct secured electronic transactions and information exchange using private enterprise networks and public networks, such as the Internet. V-ONE's suite of products address network user authentication, perimeter security, access control, and data integrity through the use of smart cards, firewalls, and encryption technology. V-ONE's products interoperate seamlessly and can be combined to form a complete, integrated network security solution or can be used as independent components in customized security solutions. V-ONE's products have been designed with an open and flexible architecture to enable applications to work better and to support future network security standards. In addition, V-ONE's products enable organizations to deploy and scale their solutions from small, single-site networks to large, multi-site environments and can accommodate both wireline and wireless media.

        V-ONE was incorporated in Maryland in February 1993 and reincorporated in Delaware in February 1996. Effective July 2, 1996, V-ONE changed its name from "Virtual Open Network Environment Corporation" to "V-ONE Corporation."

                                  RISK FACTORS

        V-ONE operates in a rapidly changing environment that involves numerous risks, some of which are beyond V-ONE's control. The following discussion highlights some of the risks V-ONE faces. This prospectus contains "forward-looking statements." Such statements involve known and unknown risks and uncertainties that could cause V-ONE's actual performance or achievements to differ from any future performance or achievements expressed or implied by such statements. Readers should carefully consider the following risk factors before purchasing common stock of V-ONE. Readers are also referred to the documents to be filed by V-ONE with the SEC, specifically V-ONE's 1999 Annual Report on Form 10-K and subsequent fiscal years, which may identify important risk factors for V-ONE.

V-ONE'S LIMITED OPERATING HISTORY, ACCUMULATED DEFICIT AND FINANCING ACTIVITIES

        As of December 31, 1998, V-ONE had an accumulated deficit of approximately $29,692,000. V-ONE currently expects to incur additional net losses over the next several quarters. V-ONE will need to raise additional capital through various financing activities in the short term to finance its ongoing operations and is presently exploring sources of such financing.

        Because of V-ONE's limited operating history, V-ONE may not achieve or sustain profitability or significant revenues. To address these risks, V-ONE must, among other things, continue its emphasis on research and development, successfully execute and implement its marketing strategy, respond to competitive developments and seek to attract and retain talented personnel. V-ONE may be unable successfully to address these risks and the failure to do so could have a material adverse effect on V-ONE's business, financial condition, results of operations and cash flows.

        V-ONE was founded in February 1993 and introduced its first product in December 1994. Accordingly, V-ONE did not generate any significant revenues until 1995 when it commenced sales of its SmartWall firewall product and introduced its SmartGate client/server system. Revenues for 1995, 1996, 1997 and 1998 were approximately $1,104,000, $5,319,000, $5,973,000 and $6,260,000,
respectively.

        Losses attributable to holders of common stock for 1995, 1996, 1997 and 1998 were approximately $1,122,000, $7,813,000, $10,828,000 and $9,407,000,
respectively.

        V-ONE's growth in recent periods may not be an accurate indication of future results of operations in light of V-ONE's short operating history, the evolving nature of the network security market and the uncertainty of the demand for Internet and intranet products in general and V-ONE's products in particular.

RISKS RELATING TO AVAILABILITY OF CAPITAL

        It is anticipated that V-ONE will continue to expend significant amounts to fund its operations and research and development. V-ONE's cash and cash equivalents may not be sufficient to meet its requirements beyond August 31, 1999. In order to maintain V-ONE's operations and research and development at present levels, V-ONE anticipates that it will need to secure additional financing through the sale of equity securities by the third quarter of 1999. If such additional financing is not available to V-ONE, it will attempt to reduce its cash requirements through significant reductions in operating levels. V-ONE may be unable to place equity securities on favorable terms or in an amount required to meet its future cash requirements. In addition, V-ONE may not be successful in reducing operating levels or, if operating levels are reduced, V-ONE may not be able to maintain operations for any extended period of time.

RISKS RELATING TO SECURED LOAN

        On February 24, 1999, V-ONE obtained a $3,000,000 term loan from Transamerica Business Credit Corporation. The term loan is due on August 31, 1999. Thereafter, the term loan will convert into a revolving credit facility if V-ONE is not in default under its credit agreement with Transamerica. The maximum amount that can be borrowed by V-ONE under the revolving credit facility is the lesser of $3,000,000 and 80% of eligible receivables. The revolving credit facility expires on August 31, 2000.

        In connection with this loan, V-ONE granted a security interest in all of its assets, including its intellectual property, to Transamerica. If V-ONE is unable to repay the loan or there is an event of default under the loan, Transamerica could foreclose on its security interest.

        Pursuant to the terms of the loan agreement relating to this term loan, receipt by V-ONE of an opinion from its independent auditors which expresses doubt with regard to the ability of V-ONE to continue as a going concern constitutes an event of default under the loan agreement and allows Transamerica to foreclose on its security interest. V-ONE has received such an opinion from its independent auditors in connection with their audit of V-ONE's financial statements as of and for the year ended December 31, 1998. As of the date of such opinion, there was an event of default under the loan agreement; however, Transamerica has subsequently waived this event of default. In consideration for such waiver, V-ONE has agreed (a) to grant an affiliate of Transamerica warrants to purchase 100,000 shares of common stock at an exercise price of $3.25 per share and (b) accept an additional financial covenant that V-ONE's net worth will be $5,000,000 as of June 30, 1999 and September 30, 1999. There can be no assurance that V-ONE will be able to comply with the loan covenants.

RISKS ASSOCIATED WITH THE EMERGING NETWORK SECURITY MARKET

        The market for V-ONE's products, particularly its client/server VPN or virtual private network products, is in an early stage of development and the market's acceptance of these products has been slower than expected. The rapid development of Internet and intranet computing has increased the ability of users to access proprietary information and resources and has recently increased demand for network security products. Because the market for network security products is only beginning to develop and potential customers are only beginning to realize the benefits of VPN technology, it is difficult to assess the size of the market, the product features desired by the market, the best price structure for V-ONE's products, the best distribution strategy and the competitive environment that will develop in this market.

        The demand for V-ONE's products could decline as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors beyond V-ONE's control. Any such decline would adversely effect V-ONE.

ANTICIPATED FLUCTUATIONS IN QUARTERLY RESULTS

        At V-ONE's board of directors meeting on March 4, 1999, V-ONE revised its revenue recognition policy. V-ONE had previously used a "sell-in" model with distributors, where revenue is recognized when product is sold to the distributor. V-ONE is now using a "sell-through" model, where revenue is recognized when the distributor has delivered the licenses to end-user customers and the end-user customers have registered the software with V-ONE. This revision in policy will cause revenue to be recognized later in the distribution cycle and may make V-ONE's quarterly financial results more variable. In addition, future revenues may be less affected by V-ONE's direct sales efforts unless V-ONE directly assists resellers in sales to end users.

        V-ONE is applying the revised revenue recognition policy to its financial statements for the year ended December 31, 1998. In addition, V-ONE has restated its financial statements for the years ended December 31, 1997 and 1996 and for the quarters ended September 30, 1998, 1997 and 1996, June 30, 1998 and 1997 and March 31, 1998 and 1997 for consistency of presentation.

V-ONE'S DEPENDENCE ON KEY PERSONNEL

        To a large extent, V-ONE's success depends upon the performance of its senior management and its technical, sales and marketing personnel, many of whom have only recently joined V-ONE. There is intense competition in the software security industry to hire and retain qualified personnel. V-ONE is actively searching for additional qualified personnel. V-ONE's success will depend upon its ability to retain and hire additional key personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel could materially and adversely effect V-ONE's results of operations and product development efforts.

        V-ONE has entered into employment agreements that provide for fixed terms of employment with David D. Dawson, its Chairman of the Board, President and Chief Executive Officer, Charles B. Griffis, its Senior Vice President and Chief Financial Officer, and Robert F. Kelley, its Vice President of Engineering. However, V-ONE has not historically provided such types of employment agreements to its other employees. This may adversely impact V-ONE's ability to attract and retain the necessary technical, management and other key personnel.

RISK OF V-ONE'S INABILITY TO MANAGE GROWTH

        To manage growth effectively, V-ONE needs to continue to improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. Competition is intense for qualified technical, marketing and management personnel. V-ONE may be unable to achieve or manage any future growth. Its failure to do so could delay V-ONE's product development cycles and marketing efforts.

        V-ONE has experienced and may experience future growth in the number of its employees and the scope of its operations, resulting in increased responsibilities for management and added pressure on V-ONE's operating and financial systems. As of January 1, 1999, V-ONE had 77 employees, as compared to 83, 77, and 34 employees on January 1, 1998, 1997, and 1996, respectively.

RISK OF V-ONE'S DEPENDENCE ON SMARTGATE AND SMARTWALL

        V-ONE currently generates most of its revenues from its SmartWall and SmartGate products. SmartWall and SmartGate have met with a favorable degree of market acceptance since sales of SmartWall commenced in the first quarter of 1995 and since SmartGate was introduced in the fourth quarter of 1995. However, SmartWall or SmartGate may not continue to be accepted in the future. In addition, any or all of V-ONE's other current or future products could fail to win market acceptance.

        V-ONE's success partly depends on V-ONE's ability to design, develop and introduce new products, services and enhancements on a timely basis to meet changing customer needs, technological developments and evolving industry standards.

RISK OF INADEQUATE PROTECTION FOR V-ONE'S TECHNOLOGIES

        V-ONE relies on trademark, copyright, patent and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect the rights of V-ONE and the companies from which V-ONE licenses technology. V-ONE currently holds patents on its Wallet Technology, its SmartGate technology, its Smartcard Technology, and its On-Line Registration technology. Others may independently develop similar technologies or duplicate any technology developed by V-ONE.

        Prosecution of patent applications and any other patent applications may require the expenditure of substantial resources. For example, the issuance of a patent may require 24 months or longer. During this period, V-ONE's technology may become obsolete. Pending or future patent applications may not be granted, future patents may be challenged, invalidated or circumvented and the rights granted may not provide competitive advantages to V-ONE.

        V-ONE currently intends to pursue patent protection outside of the United States for the technology covered by the most recently filed patent applications. This protection may not be granted. Even if it is granted, it may not adequately protect the covered technology.

        V-ONE's success also depends on its software technology and technology licensed from others. V-ONE's trade secrets, license agreements and non-disclosure agreements may not provide appropriate protection for V-ONE's technology or the technology it licenses from others. Further, V-ONE relies on license agreements that are not signed by the end user to license V-ONE's products. These license agreements may be unenforceable under the laws of some jurisdictions.

        V-ONE may be subject to additional risk as V-ONE enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of V-ONE's rights may be ineffective in foreign markets and technology developed by V-ONE may not be protectable in foreign jurisdictions.

        As the number of security products in the industry increases and the functionality of these products overlap, software developers may become subject to infringement claims. Third parties may in the future assert infringement claims against V-ONE with respect to current or future products. V-ONE also may desire or be required to obtain licenses from others. Failure to obtain those licenses could adversely effect V-ONE's ability to market its software security products. However, V-ONE may be unable to obtain these licenses on commercially reasonable terms, if at all. In addition, the patents underlying such licenses may not be valid or enforceable and the proprietary nature of the unpatented technology underlying such licenses may not remain proprietary.

        Any claims or litigation could be costly and could result in a diversion of management's attention. Adverse determinations in such claims or litigation could also adversely effect V-ONE.

RISK OF ERRORS OR FAILURES

        The complex nature of V-ONE's software products can make the detection of errors or failures difficult when products are introduced. If errors or failures are subsequently discovered, this may result in delays and lost revenues during the correction process. In addition, technology licensed by V-ONE for use in its products may contain errors that adversely effect such products. Despite testing by V-ONE and current and prospective customers, errors may still be discovered in new products or releases after commencement of commercial shipments. This might result in delay, adverse publicity, loss of market acceptance and claims against V-ONE.

        A malfunction or the inadequate design of V-ONE's products could result in tort or warranty claims. V-ONE generally attempts to reduce the risk of such losses to itself and to the companies from which V-ONE licenses technology through warranty disclaimers and liability limitation clauses in its license agreements. V-ONE may not have obtained adequate contractual protection in all instances or where otherwise required under agreements V-ONE has entered into with others. In addition, these measures may not be effective in limiting V-ONE's liability to end users and to the companies from which V-ONE licenses technology.

V-ONE'S PRODUCT LIABILITY RISK

        V-ONE currently has product liability insurance. However, V-ONE's insurance coverage may not be adequate and any product liability claim against V-ONE for damages resulting from security breaches could be substantial. In addition, a well-publicized actual or perceived security breach could adversely effect the market's perception of security products in general or V-ONE's products in particular. This could result in a decline in demand for V-ONE's products.

RISKS  OF  CHANGES  IN  TECHNOLOGY  AND  INDUSTRY   STANDARDS  AND  NEW  PRODUCT
INTRODUCTION

        The network security industry is characterized by rapid changes, including evolving industry standards, frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose V-ONE's existing products to new and unexpected attacks and require accelerated development of new products or enhancements to existing products.

        V-ONE may be unable to counter challenges to its current products. V-ONE's future products may not keep pace with technological changes implemented by competitors or persons seeking to breach network security. Its products may not satisfy evolving consumer preferences and V-ONE may not be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and improve current products in a timely fashion could adversely effect V-ONE.

RISK OF DEFECTS AND DEVELOPMENT DELAYS

        V-ONE may experience schedule overruns in software development triggered by factors such as insufficient staffing or the unavailability of development-related software, hardware or technologies. Further, when developing new software products, V-ONE's development schedules may be altered as a result of the discovery of software bugs, performance problems or changes to the product specification in response to customer requirements, market developments or V-ONE-initiated changes.

        Changes in product specifications may delay completion of documentation, packaging or testing. This may, in turn, affect the release schedule of the product.

        When developing complex software products, the technology market may shift during the development cycle, requiring V-ONE either to enhance or change a product's specifications to meet a customer's changing needs. All of these factors may cause a product to enter the market behind schedule, which may adversely effect market acceptance of the product or place it at a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay.

RISKS RELATING TO EVOLVING DISTRIBUTION CHANNELS

        V-ONE relies on its direct sales force and its channel distribution strategy for the sale and marketing of its products. V-ONE's sales and marketing organization may be unable to successfully compete against the more extensive and well-funded sales and marketing operations of some of its current and future competitors.

        V-ONE's distribution strategy involves the development of relationships with resellers and international distributors to enable V-ONE to achieve broad market penetration. However, V-ONE may be unable to continue to attract integrators and resellers that will be able to market V-ONE's products effectively and that will be qualified to provide timely and cost-effective customer support and service.

        V-ONE ships products to distributors, integrators and resellers on receipt of a purchase-order, and its distributors, integrators and resellers generally carry competing product lines. Current distributors, integrators and resellers may not continue to represent V-ONE's products. The inability to recruit, or the loss of, important sales personnel, distributors, integrators or resellers could adversely effect V-ONE.

RISKS RELATING TO COLLECTION OF RECEIVABLES

        Due to worldwide economic factors, V-ONE has from time to time experienced and may continue to experience difficulty in collecting its receivables on a timely basis. V-ONE continues to focus on the collection of its receivables on a timely basis. However, if V-ONE is unable to collect its receivables on a timely basis, it could have an adverse effect on V-ONE's financial condition, results of operations and cash flows.

RISKS ASSOCIATED WITH LONG SALES CYCLE AND SEASONALITY

        Sales of V-ONE's products generally involve a significant commitment of capital by its customers. For sales by V-ONE's sales force directly to end users, V-ONE often permits customers to evaluate products being considered for license, generally for a period of up to 30 days. For these and other reasons, the sales cycle associated with V-ONE's products is likely to be lengthy and subject to a number of significant risks over which V-ONE has little or no control. As a result, V-ONE believes that its quarterly results are likely to vary significantly.

        V-ONE may be required to ship products shortly after it receives orders. Consequently, any order backlog at the beginning of any period may represent only a small portion of that period's expected revenues. As a result, product revenues in any period will be substantially dependent on orders booked and registered in that period. V-ONE plans its production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If revenues fall significantly below anticipated levels, V-ONE's financial condition, results of operations and cash flows could be adversely effected. In addition, V-ONE may experience significant seasonality in its business, and V-ONE's financial condition and results of operations may be effected by such trends in the future. Such trends may include higher revenues in the third quarter of the year. V-ONE believes that revenues may tend to be higher in the third quarter due to the fiscal year end of the U.S. government.

RISK OF SALES TO GOVERNMENTS

        No government agency or department has an obligation to purchase products from V-ONE in the future. Accordingly, V-ONE believes that future government contracts and orders for its network security products will in part depend on the continued favorable reaction of government agencies and departments to the development capabilities of V-ONE and the reliability and perceived reliability of its products.

        V-ONE may be unable to sell its products to government departments and agencies and government contractors and any such sales may not result in commercial acceptance of V-ONE's products. In addition, reductions or delays in funds available for projects V-ONE is performing or to purchase its products could adversely impact V-ONE's government contracts business.

        Contracts involving the U.S. government are also subject to the risks of disallowance of costs upon audit, changes in government procurement policies and the necessity to participate in competitive bidding. U.S. government contracts involving prime contractors or government-designated subcontractors are also subject to the inability of such parties to perform under their contracts. V-ONE is also exposed to the risk of increased or unexpected costs, causing losses or reduced profits, under government and some third-party contracts. Any of the foregoing events could adversely effect V-ONE.

        In 1995, V-ONE derived a substantial portion of its revenue from the sale of SmartWall to departments and agencies of the U.S. government and government contractors. In 1996, V-ONE's revenues were attributable, in part, to a contract with the National Security Agency. In 1997, approximately one-half of V-ONE's total sales were attributable to contracts with various agencies and departments of the United States government and of state and local governments. This relationship increased to more than 60% through December 31, 1998.

RISK OF EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

        V-ONE currently sells its products abroad and intends to continue to expand its relationships with international distributors. V-ONE's international sales and operations could be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, trade restrictions and changes in tariffs. In particular, V-ONE's information security products are subject to the export restrictions administered by the U.S. Department of Commerce. These restrictions, in the case of some products, permit the export of encryption products only with a specific export license.

        These export laws also prohibit the export of encryption products to a number of countries, individuals and entities and may restrict exports of some products to a narrow range of end-users. In some foreign countries, V-ONE's distributors are required to secure licenses or formal permission before encryption products can be imported.

        V-ONE has obtained a license exception to export strong encryption from the U. S. Department of Commerce on a worldwide basis (except to the seven terrorist countries) as long as the end user agrees to use the KRAKit(TM) session key recreation capability. Foreign competitors that face less stringent controls on their products may be able to compete more effectively than V-ONE in the global network security market.

RISKS ASSOCIATED WITH YEAR 2000 ISSUE

        The Year 2000 issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs that have been written using six digits (E.G., 12/31/99), rather than eight (E.G., 12/31/1999), to define the applicable year of business transactions.

        V-ONE has completed the identification and assessment of most of its IT systems, and those systems have been modified by the suppliers of those systems to V-ONE to address Year 2000 problems. In addition to its internal systems, V-ONE has assessed the level of Year 2000 problems associated with most of its suppliers of software incorporated or bundled with its products, other suppliers, customers and creditors. V-ONE has also identified and assessed most of its non-IT systems, which include its telephone systems, heating and air-conditioning, elevators, and other business equipment. Almost all of these suppliers have indicated that their software and other products are Year 2000 compliant. In addition, most of V-ONE's non-IT systems appear to be Year 2000 compliant.

        V-ONE's own software products are Year 2000 compliant.

        V-ONE's costs to date for its Year 2000 compliance program, excluding the salaries of its employees, has not been material. In fact, most of V-ONE's IT systems have been modified by the suppliers of those systems and such modifications were included as part of normal upgrades of those systems. Although V-ONE has not completed its assessment, it does not currently believe that the future costs associated with its remaining IT systems or its non-IT systems will be material.

        V-ONE cannot determine currently its most likely worst case Year 2000 scenario, as it has not identified and assessed all of its systems, particularly its non-IT systems. As V-ONE completes its identification and assessment of internal and third party systems, it expects to develop contingency plans for various worst-case scenarios. V-ONE expects to complete such contingency planning by September 1999. A failure to address Year 2000 issues successfully could have a material adverse effect on V-ONE's business, financial condition, results of operations and cash flows.

EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

        Certain provisions of V-ONE's Amended Certificate of Incorporation and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving V-ONE. Among other things, these provisions include a classified board, prohibitions on removing directors except for cause, and other requirements.

                       WHERE YOU CAN FIND MORE INFORMATION

        A Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 as amended relating to the securities offered by this prospectus has been filed by V-ONE with the SEC in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules. Some financial and other information relating to V-ONE is contained in the documents indicated below under "Incorporation of Certain Documents by Reference." This information is not presented in this prospectus or delivered with it. For further information with respect to V-ONE and the securities offered by this prospectus, reference is made to such Registration Statement, exhibits and schedules.

        Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or other document filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

        A copy of the Registration Statement may be inspected without charge or may be obtained from the SEC upon the payment of certain fees prescribed by the SEC at the public reference facilities maintained by the SEC in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices in New York at 7 World Trade Center, Suite 1300, New York, New York 10048 and in Chicago at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

        V-ONE is subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, V-ONE files periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information concerning V-ONE may be inspected or copied at the public reference facilities at the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such documents can be obtained at the Public Reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by reference to V-ONE on the SEC's Worldwide Web page (http://www.sec.gov).

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, which have been filed by V-ONE with the SEC, are incorporated in this prospectus by reference:

(1)     V-ONE's Annual Report on Form 10-K for the year ended December 31, 1998;

(2)     V-ONE's Current Report on Form 8-K dated March 31, 1999;

(3) All other reports filed by V-ONE pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since March 31, 1999; and

(4)     The   description   of  V-ONE's   common  stock   contained  in  V-ONE's
        Registration Statement on Form 8-A filed on October 9, 1996, pursuant to
        Section 12(g) of the Securities Exchange Act of 1934.

        All reports and other documents subsequently filed by V-ONE pursuant to Sections 12, 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment that indicates that all securities offered by this prospectus have been sold or that deregisters all securities then remaining unsold, are deemed to be incorporated by reference in and to be a part of this prospectus from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in the Registration Statement containing this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded is not deemed, except as so modified or superseded, to constitute a part of this prospectus.

        V-ONE will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents referred to above that have been or may be incorporated in this prospectus by reference. Exhibits to such documents will not be provided (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such documents should be directed to: V-ONE Corporation, 20250 Century Boulevard, Germantown, Maryland 20874, attention: Charles B. Griffis, Senior Vice President and Chief Financial Officer. Mr. Griffis' telephone number is (301) 515-5243.

                              SELLING STOCKHOLDERS

        The following table sets forth the names of the shareholders selling shares of common stock in this offering, the number of shares of common stock beneficially owned by each selling stockholder as of March 8, 1999 and the number of shares of common stock that may be offered for sale pursuant to this prospectus by each such selling stockholder. Except as set forth below, none of the selling stockholders has held any position, office or other material relationship with V-ONE or any of its affiliates within the past three years other than as a result of the transaction that results in its ownership of shares of common stock.

        The shares may be offered from time to time by the selling stockholders named below. However, the selling stockholders are under no obligation to sell all or any portion of such shares, nor are the selling stockholders obligated to sell any such shares immediately pursuant to the Registration Statement. Because the selling stockholders may sell all or part of their shares, no estimate can be given as to the number of shares of common stock that will be held by any selling stockholder upon termination of any offering made by this prospectus. Certain of the shares are issuable upon exercise of warrants issued to Advantage Fund II Ltd. ("Advantage").

        The table below shows the shares of common stock beneficially owned by Advantage. These shares include shares of common stock issuable on exercise of warrants to purchase 389,441 shares of common stock at an exercise price of $4.77 per share and warrants to purchase 100,000 shares of common stock at an exercise price of $2.125 per share (collectively, the "New Warrants"). The shares of common stock issuable on exercise of the New Warrants are the shares being offered by this prospectus. The New Warrants expire on September 21, 2003.

        The New Warrants contain a provision that permits Advantage to pay some or all of the aggregate exercise price of these warrants in shares of common stock that would otherwise be issued on exercise of these warrants instead of in cash. If this provision is used by Advantage, the shares tendered back to V-ONE are valued at their then fair market value. Accordingly, if this provision is used by Advantage, the number of shares beneficially owned by Advantage and the number of shares to be sold by Advantage pursuant to this prospectus would be reduced.

        Pursuant to Rule 416 under the Securities Act of 1933, Advantage may also offer and sell an indeterminate number of additional shares of common stock that may become issuable upon exercise of the New Warrants as a result of anti-dilution provisions contained in the New Warrants. These additional shares are not included in the following table.

        With respect to the shares of common stock beneficially owned by Advantage prior to the offering, the table below also includes shares issuable on exercise of warrants issued on conversion of shares of Series A Convertible Preferred Stock ("Series A Warrants"). However, no holder of Series A Warrants or New Warrants is entitled to receive shares of common stock on exercise of such warrants to the extent that the sum of (1) the shares of common stock owned by such holder and its affiliates and (2) the shares of common stock issuable on exercise of the Series A Warrants and the New Warrants would result in beneficial ownership by such holder and its affiliates of more than 4.9% of the outstanding shares of common stock. Beneficial ownership of Advantage for this purpose is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, excluding shares of common stock so owned through ownership of unexercised Series A Warrants or New Warrants. Absent the 4.9% limitation on beneficial ownership described above, under Section 13(d) of the Securities Exchange Act of 1934 Advantage would hold 200,000 shares of common stock and warrants to purchase 633,576 shares of common stock. Accordingly, the number listed in the table below with respect to Advantage in the column labeled "Shares of Common Stock Beneficially Owned Prior to Offering" does not include 26,152 shares of common stock as a result of the application of the ownership limitation.

        The table below does not include shares of common stock issuable on conversion of shares of Series A Convertible Preferred Stock as, on November 20, 1998, V-ONE redeemed all of the 2,462 outstanding shares of Series A Convertible Preferred Stock held by Advantage for $3,200,600 in the aggregate.

                                                                       Common Stock Beneficially
                                                                         Owned After Offering If
                                                                     All Offered Shares Are Sold
                                                                     ---------------------------

Name of Selling                Shares of Common
Stockholder                  Stock Beneficially    Common Stock                       Percent of
                                Owned Prior to    Offered Hereby         Number      Outstanding
                                  Offering
------------------------------------------------------------------------------------------------

Advantage Fund II Ltd.           807,424            489,441             344,135             2.0

Golden Eagle Partners             68,506              5,000              63,506             *
------------------------------------------------------------------------------------------------

*      Less than 1%.

        From time to time the selling stockholders may transfer, pledge, donate or assign their shares or the New Warrants to lenders, family members and others and each of such persons upon acquiring the shares or the New Warrants will be deemed to be a selling stockholder for purposes of this prospectus. The number of shares beneficially owned by the selling stockholders who so transfer, pledge, donate or assign shares or New Warrants will decrease as and when they take such actions. The plan of distribution for shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. If V-ONE is notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                 USE OF PROCEEDS

        There will be no proceeds to V-ONE from the sale of the shares by the selling stockholders. Any proceeds from the sales of common stock received by the selling stockholders will be retained by the selling stockholders. However, a warrantholder may choose to exercise warrants to purchase common stock in order to sell such common stock pursuant to this offering. If a warrantholder pays the exercise price for warrants to purchase common stock with cash instead of shares of common stock, V-ONE will receive cash proceeds from the exercise of such warrants (approximately $2.1 million). V-ONE expects to use these proceeds for general corporate purposes. There can be no assurance that any of these warrants will be exercised. See "Selling Stockholders."

        V-ONE will pay substantially all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents and the expenses of counsel to the selling stockholders. Such expenses are estimated to be approximately $65,000. V-ONE has also agreed to indemnify Advantage and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

        The shares are being offered on behalf of the selling stockholders, and V-ONE will not receive any proceeds from this offering. See "Use of Proceeds." The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or tranferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

        The distribution of the shares may be effected in one or more of the following methods:

        o  ordinary brokers' transactions, which may include long or short sales

       o transactions involving cross or block trades or otherwise on the Nasdaq National Market or on any other stock exchange or trading facility on which the common stock may be trading

       o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus

       o "at the market" to or through market makers or into an existing market for the common stock

       o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

       o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise) or

       o any combination of the foregoing, or by any other legally available means.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares. Those shares may be resold thereafter pursuant to this prospectus.

        In addition, the selling stockholders from time to time may sell short the common stock of V-ONE. In such instances, this prospectus may be delivered in connection with such short sales and the shares may be used to cover such short sales. Any or all of the sales or other transactions involving the shares described above may be made pursuant to this prospectus, whether effected by the selling stockholders, any broker-dealer or others. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

        Neither V-ONE nor any selling stockholder can presently estimate the amount of such compensation. V-ONE knows of no existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to V-ONE's common stock for a period of one business day prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution, subject to certain exceptions for passive market making transactions. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

        At the time a particular offer of shares is made, to the extent required, a supplemental prospectus will be distributed that will set forth the number of shares being offered and the terms of the offering including the name or names of the selling stockholders and any underwriters, dealers or agents, the purchase price paid by an underwriter for the shares purchased from the selling stockholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

        In order to comply with the securities laws of some states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        V-ONE is authorized to issue up to 33,333,333 shares of common stock, $0.001 par value, and 13,333,333 shares of preferred stock, $0.001 par value.

        The following summary of certain provisions of V-ONE's common stock and preferred stock does not purport to be complete. It is subject to, and qualified in its entirety by, the provisions of V-ONE's Restated Certificate of Incorporation and Restated Bylaws, and by the provisions of applicable law.

COMMON STOCK

        As of March 8, 1999, there were 16,761,299 shares of common stock outstanding that were held of record by approximately 2,000 shareholders.

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends, if any, may be declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends may be paid in cash, in property or in shares of capital stock. In the event of any voluntary or involuntary liquidation, sale, or winding up of V-ONE, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights to subscribe for any of V-ONE's securities or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

        V-ONE's Board of Directors has the authority to issue up to 13,333,333 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders. The issuance of preferred stock may have the effect of delaying or preventing a change in control of V-ONE.

                                  LEGAL MATTERS

        Certain legal matters with respect to the issuance of the shares of common stock offered by this prospectus have been passed upon for V-ONE by Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036.

                                     EXPERTS

        The balance sheets as of December 31, 1997 and 1998, and the statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998, incorporated in this prospectus, have been incorporated by reference herein in reliance on the report (which report includes an explanatory paragraph regarding V-ONE's ability to continue as a going concern and an explanatory paragraph regarding the restatement of V-ONE's financial statements as of December 31, 1997 and for the years ended December 31, 1996 and 1997 to reflect a revision of certain revenue recognition policies) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

        No dealer, salesperson or any other person is authorized to give any information or to make any representations in connection with this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by V-ONE. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of the prospectus.

                            ------------------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

V-ONE........................................................................  2
Risk Factors.................................................................  2
Where You Can Find More Information..........................................  8
Incorporation of Certain Documents by Reference .............................  9
Selling Stockholders......................................................... 10
Use of Proceeds.............................................................. 11
Plan of Distribution......................................................... 11
Description of Capital Stock................................................. 13
Legal Matters................................................................ 13
Experts...................................................................... 13

                                 494,441 Shares









                                V-ONE CORPORATION
                                -----------------








                                  COMMON STOCK







                                ----------------

                                   PROSPECTUS
                                ----------------








                                 April 16, 1999